

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Chi Ming Lam
Chief Executive Officer and Chairman
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

> **Re: Ming Shing Group Holdings Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted April 18, 2023**
> **CIK No. 0001956166**

Dear Chi Ming Lam:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted April 18, 2023

Cover Page

1. We note the disclosure about the Confidentiality Provisions which came into effect on March 31, 2023. Please state here and on page 16, whether you are covered by the Confidentiality Provisions and describe the consequences to you and your investors if you or your subsidiaries: (i) inadvertently conclude that permissions or approvals under the Confidentiality Provisions are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals under

the Confidentiality Provisions in the future. Furthermore, please update the opinion of your PRC counsel, China Commercial Law Firm, regarding whether or not the Confidentiality Provisions apply to you.

<u>Calls on Shares and Forfeiture or Surrender of Shares, page 104</u>

2.      In the first paragraph under this subheading, please clarify your reference to "any premium." Please also clarify, if true, that there is no premium in connection with shares in this offering.

    You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Daniel D. Nauth, Esq.